Via Facsimile and U.S. Mail
Mail Stop 6010

December 8, 2006

Mr. Herbert Kurz
President
Presidential Life Corporation
69 Lydecker Street
Nyack, NY 10960

     Re: **Presidential Life Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2005
              File No. 0-05486

Dear Mr. Kurz:

     We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Kevin Woody
                    Branch Chief